I IN THE SKY, INC.

1315 5th Street South

Hopkins, MN  55313

VIA EDGAR

February 5, 2014

Larry Spirgel

Assistant Director

US Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, DC 20549

Re:      I In The Sky Inc.

            Amendment No. 2 to Registration Statement on Form S-1

            Filed: January 24, 2014

            File No. 333-192272

Dear Mr. Spirgel:

This letter is in response to your comment letter dated January 31, 2014, with regard to the Amendment No. 2 to the Form S-1 filing of I In The Sky Inc., a Nevada corporation (“I in the Sky” or the "Company") filed on January 24, 2014.  Responses to each comment have been keyed to your comment letter.

Prospectus Cover Page

1.      The prospectus cove page has been revised.  Additionally, an exhibit has been filed to document the information agreement with the Officer regarding funds loaned for offering expenses.

Plan of Distribution, page 22

Shares Offered by Selling Stockholders, pager 23

2.      This section has been revised.

Please contact me with any further comments or questions.  The Company will file the redlined version of the S-1/A and this letter on EDGAR correspondence.  I would appreciate it if you would send any further responses directly to me electronically (michaelpstaples@aol.com).  If the SEC has no further comments, we expect to file a request for acceleration of the effective date.

Thank you in advance for your courtesies.

Sincerely,

/s/ Michael Staples

_____________________

Michael Staples, President